Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

JD.com, Inc.

京東集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9618)

DATE OF BOARD MEETING

Our board of directors will hold a board meeting on Wednesday, March 9, 2022 for the purposes of, among other matters, approving our unaudited results and announcement for the three months and fiscal year ended December 31, 2021 (the “2021 Annual Results Announcement”). We will upload the 2021 Annual Results Announcement to the Hong Kong Stock Exchange on Thursday, March 10, 2022 (Beijing/Hong Kong Time), after the trading hours of the Hong Kong Stock Exchange and before the opening of the U.S. market.

The Company’s management will hold a conference call at 8:00 pm, Beijing/Hong Kong Time on March 10, 2022 (7:00 am, Eastern Time on March 10, 2022) to discuss the financial results for the three months and fiscal year ended December 31, 2021 of the Company.

Interested parties may register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. Participants will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/1165506

CONFERENCE ID: 1165506

A telephone replay will be available from 10:00 am, Eastern Time on March 10, 2022 through 8:59 am, Eastern Time on March 17, 2022. The dial-in details are as follows:

US: +1-855-452-5696 or +1-646-254-3697

International: +61-2-8199-0299

Passcode: 1165506

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.jd.com.

By Order of the Board of Directors
JD.com, Inc.
Mr. Richard Qiangdong Liu Chairman of the Board of Directors and Chief Executive Officer

Beijing, China, February 23, 2022

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Mr. Ming HUANG, Mr. Louis T. HSIEH, Mr. Dingbo XU and Ms. Caroline SCHEUFELE as the independent directors.

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